Exhibit 99.1

renewables
for a
better life

arauco®



3Q

2025

Highlights 3Q 2025

REVENUES

US$1,509.5 million

NET INCOME

-US$0.2 million

ADJ. EBITDA

US$281.4 million

NET DEBT / LTM. ADJ. EBITDA

4.83x

CAPEX

US$896.5 million

For more details on ARAUCO´s financial statements please visit www.cmfchile.cl or www.arauco.com

Readers are referred to the documents filed by ARAUCO with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F that identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ARAUCO on the date hereof and ARAUCO does not assume any obligation to update such statements. References herein to "U.S.$" are to United States dollars. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. This report is unaudited.



Overview

ARAUCO´s net income for the third quarter of 2025 was a US$0.2 million loss, a decrease of US$16.7 million compared to the second quarter of 2025, mainly due to a lower operating income. Our Adjusted EBITDA was 26.6% lower than the second quarter of 2025, totaling US$281.4 million, mostly explained by a lower operating result in our Pulp and Forestry business segment.

Net Financial Debt increased by US$569.9 million or 9.1% and our *Net Debt/LTM EBITDA* ended up at 4.83x, an increase when compared to the 3.33x reached during the second quarter of 2025.

In US$ Million	Q3 2025	Q2 2025	Q3 2024	*QoQ*	*YoY*	*YTD 2O25*	*YTD 2024*	*YoY YTD*
Revenue	1,509.5	1,524.7	1,695.2	-1.0%	-11.0%	4,565.6	4,884.5	-6.5%
Net income	(0.2)	16.4	230.6	-101.3%	-100.1%	(10.3)	371.5	102.8%
Adjusted EBITDA	281.4	383.1	748.3	-26.6%	-62.4%	1,012.8	1,607.6	-37.0%
Adjusted EBITDA Margin	18.6%	25.1%	44.1%	-25.8%	-57.8%	22.2%	32.9%	-32.6%
LTM Adj. EBITDA	1,419.4	1,886.3	1,976.4	-24.8%	-28.2%	1,419.4	1,976.4	-28.2%
CAPEX	896.5	480.3	244.6	86.6%	266.4%	1,782.4	782.5	127.8%
Net Financial Debt	6,859.4	6,289.5	5,492.3	9.1%	24.9%	6,859.4	5,492.3	24.9%
Net Financial Debt / LTM Adj. EBITDA	4.83x	3.33x	2.78x	44.9%	73.9%	5.08x	2.56x	98.2%

Adjusted EBITDA and EBITDA Margin (in US$ Million)



Income Statement



Revenues

ARAUCO's revenues reached US$1,509.5 million in the third quarter of 2025, a decrease of 1.0% when compared to the previous quarter. This is mainly explained by a decrease of 4.3% in average prices in our Wood products, offset by a 3.4% increase in sales volume.

The following table shows a breakdown of our revenues by business segment:

In US$ Million	Q3 2025	Q2 2025	Q3 2024	QoQ	YoY
Pulp and Forestry	737.8	742.4	890.7	-0.6%	-17.2%
Wood Products	771.4	782.3	804.4	-1.4%	-4.1%
Total	**1,509.5**	**1,524.7**	**1,695.2**	***-1.0%***	***-11.0%***

Revenue's Breakdown by business segment



Cost of sales

Increased by 6.3% or US$68.9 million compared to the second quarter of 2025. This is mostly explained by *Timber* and *Depreciation and Amortization,* primarily due to higher costs of Arauco L3.

In US$ Million	Q3 2025	Q2 2025	Q3 2024	QoQ	YoY
Timber	263.4	211.4	227.2	*24.6%*	*15.9%*
Forestry labor costs	169.7	160.9	199.5	*5.5%*	*-14.9%*
Depreciation and amortization	147.0	134.3	145.9	*9.4%*	*0.8%*
Depreciation for right of use	6.2	8.8	4.4	*-29.6%*	*41.7%*
Maintenance costs	75.5	82.1	90.7	*-8.0%*	*-16.7%*
Chemical costs	164.3	164.7	173.0	*-0.2%*	*-5.0%*
Sawmill services	26.7	28.6	39.5	*-6.7%*	*-32.5%*
Other raw materials and indirect costs	125.0	125.9	116.7	*-0.7%*	*7.1%*
Energy and fuel	65.1	60.7	74.1	*7.3%*	*-12.1%*
Cost of electricity	15.8	10.9	13.7	*44.9%*	*15.9%*
Salaries, other salaries, and other personnel expenses	101.2	102.9	107.6	*-1.6%*	*-5.9%*
Cost of Sales	**1,160.0**	**1,091.1**	**1,192.2**	***6.3%***	***-2.7%***

Administrative expenses

Decreased by 4.7% or US$6.9 million, when compared to the previous quarter, explained by small differences in several accounts.

In US$ Million	Q3 2025	Q2 2025	Q3 2024	QoQ	YoY
Wages, salaries and severance indemnities	56.8	59.6	56.8	*-4.7%*	*0.1%*
Marketing, advertising, promotion and publications expenses	4.3	2.6	4.0	*66.3%*	*7.8%*
Insurance	10.3	9.4	11.9	*9.5%*	*-13.6%*
Depreciation and amortization	10.3	10.3	10.8	*-0.5%*	*-4.6%*
Depreciation for the right of use	2.2	2.1	1.9	*7.6%*	*19.1%*
Computer services	7.8	9.5	4.8	*-17.6%*	*62.0%*
Lease rentals (offices, warehouses and machinery)	1.7	2.0	1.9	*-13.2%*	*-11.5%*
Donations, contributions, scholarships	2.0	1.7	1.0	*16.2%*	*108.7%*
Fees (legal and technical advisories)	8.6	9.2	10.7	*-6.6%*	*-19.7%*
Property taxes, patents and municipality rights	9.0	12.4	8.4	*-27.7%*	*7.0%*
Other administration expenses	27.0	28.2	31.8	*-3.9%*	*-14.9%*
Administrative Expenses	**140.0**	**146.9**	**143.9**	***-4.7%***	***-2.7%***

Distribution costs

Decreased slightly by 1.9%, or US$3.2 million.

In US$ Million	Q3 2025	Q2 2025	Q3 2024	QoQ	YoY
Commissions	4.3	3.9	4.1	8.7%	3.6%
Insurance	1.5	1.6	2.2	-9.1%	-31.2%
Other selling costs	2.1	2.5	4.4	-16.1%	-51.5%
Port services	15.9	16.6	19.4	-4.1%	-17.9%
Freight	128.2	128.3	138.7	-0.1%	-7.6%
Depreciation for the right of use	0.4	0.6	0.2	-24.3%	113.5%
Other shipping and freight costs	13.9	15.9	13.1	-12.9%	6.1%
Distribution Costs	**166.2**	**169.5**	**182.0**	**-1.9%**	**-8.6%**

Other income

Increased by 109.2%, or US$63.7 million mostly due to an increase in *Gain from changes in fair value of biological assets*, principally related to Chile and in Argentina. This was offset by a decrease in *Gains on sales of assets* and *Other operating result.*

In US$ Million	Q3 2025	Q2 2025	Q3 2024	QoQ	YoY
Gain from changes in fair value of biological assets	115.6	16.1	4.5	618.5%	2,453.9%
Net income from insurance compensation	0.6	1.1	3.4	-47.4%	-82.7%
Leases received	1.2	2.4	1.4	-49.0%	-11.5%
Gains on sales of assets	2.9	20.4	7.8	-85.6%	-100.0%
Tax recovery credit	-	-	0.2	-	-
Profit on sales of permanent investments	-	-	313.6	-	-100.0%
Other operating results	1.6	18.2	8.7	-91.3%	-81.8%
Other Income	**121.9**	**58.2**	**339.5**	**109.2%**	**-64.1%**

Other expenses

Increased by 11.4% or US$3.0 million when compared to the second quarter of 2025. This is mostly explained by an increase in *Operating expenses related to plant stoppages.*

In US$ Million	Q3 2025	Q2 2025	Q3 2024	QoQ	YoY
Legal payments	2.3	1.3	6.4	*72.3%*	*-64.5%*
Impairment provision property, plant and equipment and others	5.2	6.0	10.8	*-12.7%*	*-51.5%*
Operating expenses related to plant stoppages	8.3	3.3	3.6	*152.3%*	*128.2%*
Project expenses	3.3	1.8	9.6	*88.4%*	*-65.4%*
Loss (gain) from asset sales	2.4	2.6	3.6	*-8.4%*	*-32.9%*
Loss and repair of assets	0.2	2.2	0.5	*-92.5%*	*-66.5%*
Loss of forests	(0.4)	1.1	2.0	*-138.6%*	*-122.2%*
Other taxes	4.8	5.4	11.4	*-10.6%*	*-57.6%*
Other expenses (donations, repayments insurance)	3.7	3.0	5.9	*22.6%*	*-36.8%*
Other expenses	**29.8**	**26.7**	**53.7**	***11.4%***	***-44.6%***

Foreign exchange differences

Reached a loss of US$16.3 million primarily explained by the exchange rate effect of the variation of the Brazilian Real (BRL) in IFRS16 liabilities in one of our Brazilian subsidiaries.

Income tax

In the third quarter of 2025, an income tax expense was accounted for US$32.3 million, a US$16.5 million increase when compared with the US$15.8 million expense accounted in the previous quarter.

Adjusted EBITDA



Adjusted EBITDA for the third quarter of 2025 was US$281.4 million, a 26.6% or US$101.8 million decrease when compared to the previous quarter. This is mainly explained by a decrease in the Adjusted EBITDA of our Pulp and forestry business segment which decreased 25.5%, mainly due to a lower operating result.

In U.S. Million	Q3 2025	Q2 2025	Q3 2024	QoQ	YoY
Net Income	(0.2)	16.4	230.6	-101.3%	100.1%
Financial costs	103.4	96.5	99.8	7.2%	3.6%
Financial income	(16.6)	(13.8)	(14.2)	-20.3%	17.0%
Income tax	32.3	15.8	136.2	104.3%	-76.3%
EBIT	**118.8**	**114.9**	**452.4**	***3.4%***	***-73.7%***
Depreciation & amortization	170.6	158.0	165.1	8.0%	3.3%
EBITDA	**289.4**	**272.9**	**617.5**	***6.0%***	***-53.1%***
Fair value cost of timber harvested	86.7	81.8	122.9	6.0%	-29.5%
Gain from changes in fair value of biological assets	(115.6)	(16.1)	(4.5)	618.5%	2453.7%
Exchange rate differences	16.3	35.6	4.5	-54.2%	259.5%
Others (*)	4.5	9.0	7.9	-49.5%	-42.3%
Adjusted EBITDA	281.4	383.1	748.3	-26.6%	-62.4%

(*) Includes provision from forestry fires and provisions from property, plants and equipment, and others.

Adjusted EBITDA variation by business segment (in US$ million)



Q2 2025	Pulp and Forestry	Wood Products	Consolidation Adj. & Others	Q3 2025
383.1	(66.0)	(20.1)	(15.7)	281.4

Pulp and Forestry Adjusted EBITDA

The Adjusted EBITDA for our pulp and forestry business segment reached US$192.7 million during this quarter, which translates to a 25.5% or US$66.0 million decrease compared to the second quarter of 2025, mainly due to the effect in production costs of Arauco 3 and Valdivia mill stoppages.

Pulp EBITDA Mg reached 26.1%, 8.7% lower than the previous quarter.



Wood Products Adjusted EBITDA

The Adjusted EBITDA for our wood products business was US$117.7 million during this quarter, which translates to a 14.6% or US$20.1 million decrease, compared to the previous quarter.
Wood products EBITDA Mg was 15.3%, 2.4% lower than the previous quarter.



Pulp Business

Global pulp inventories began to increase from June to August, which is common for that time of the year due to summer in the Northern Hemisphere. Oversupply persisted across all markets, however, despite this situation, there was a rebound in short-fiber prices toward the end of the quarter.

In China, demand remained stable despite oversupply in the market. A pulp and paper producer in China resumed operations after several months of mill shutdowns, adding pressure to the market. The printing and writing industry faced challenges due to oversupply, preventing price increases for these products, meanwhile, the tissue industry remained stable. In terms of prices, long-fiber slightly declined throughout the quarter, while short-fiber increased toward the end of the period.

In Europe, the third quarter of 2025 was marked by a slight recovery in demand and an increase in short-fiber prices toward the end of the quarter. Customers showed interest in securing volumes amid signs of price recovery. The printing and writing industry remained challenged, with producers reducing output to maintain prices. Additionally, there was a noticeable increase in tissue exports from Brazil, especially to the UK, as well as higher exports of printing and writing papers, specialty papers, and packaging from China. The tissue industry showed slight improvement towards the end of the quarter following seasonal low demand.

The textile pulp market remained stable for most of the quarter, despite the oversupply of viscose and lyocell. An increase in the price gap between paper-grade and textile-grade pulp was observed, which encouraged greater use of paper-grade pulp in production processes.

Production in the third quarter of 2025 decreased compared to the same period in 2024, due to the scheduled shutdown of the Arauco L3 in August and an operational incident at the Valdivia Mill in July.

Production and Sales Volume (In thousand tonnes)



Q3 2024 — Production 1,169 · Sales 1,058
Q2 2025 — Production 1,185 · Sales 1,046
Q3 2025 — Production 1,075 · Sales 1,148

■ Production   ■ Sales

Wood Products Business

Panels

Sales volume increased by 6.6%, accompanied by a 6.5% average price decrease.

In the US, the PB market demand continued to decline, mainly due to oversupply in all regions and weakness in the furniture sector. Prices remained cautious, with high uncertainty due to tariffs.

In Latin America, MDF showed slight sales volume increases despite oversupply, while PB demand remained solid, with slight price increases in some countries.

Production and Sales Volume: Panels [1]

(In thousand m^3)



Sawn timber

Sales volume decreased slightly by 3.4%, while average prices increased 0.2%.

During the third quarter, lumber markets continued with reasonable demand, showing the effects of a modest recovery on economic activity/construction in some countries. Uncertainty around tariffs and construction activity made it difficult to anticipate short-term trends.

Production and Sales Volume: Sawn Timber [2]

(In thousand m^3)



(2) Includes Sawn Timber, Geen and Kiln-dried Lumber, Wood Products and Pallets
Note: Sales include trading

Remanufactured Wood Products

Sales volume increased 3.3%, while average prices decreased 2.6%.

During the third quarter, the remanufactured wood market showed stable demand amid a complex context, with oversupply, high inventory levels, and uncertainty regarding tariffs.

Production and Sales Volume: Remanufactured

(In thousand m^3)



Plywood

Sales Volume decreased 8.6%, along with an increase in average prices of 5.4%

Plywood continued with the positive trend during the second quarter, with both sales and prices increasing in some markets. Optimism continues in non-appearance-grade products.

In the US market, demand remained stable, as limited supply contributed to slight price increases.

Production and Sales Volume: Plywood

(In thousand m^3)



Capital Expenditures

During this quarter, capital expenditures (*) were US$896.5 million, US$416.2 million higher than the previous quarter. The biggest single item in CAPEX-related expenditures, were those related to the Sucuriú project. *Purchase of other long-term assets* increased mainly due to the anticipated payment of wood supply agreements related to the Sucuriú Project.

US$ Million	Q3 2025	Q2 2025	Q3 2024
Purchase and sale of property, plant and equipment	(428.0)	(397.5)	(162.2)
Purchase and sale of intangible assets	(2.1)	(2.1)	(1.2)
Purchase of other long-term assets	(466.3)	(80.7)	(81.2)
Total CAPEX (*)	**(896.5)**	**(480.3)**	**(244.6)**

(*) On a cash basis, does not include M&A.

Capital Expenditures (In US$ Million)



	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025
Sucuriú Industrial Capex			0	2	124	201	323	367
CAPEX	255	338	203	243	322	204	157	530

Free Cash Flow

During the third quarter of 2025, Free Cash Flow decreased by US$322.8 million compared to the second quarter of 2025, with outflows of US$590.9 million.

- *Cash from Operations* increased US$91.5 million mostly due to the net effect between *Working Capital Variation* and *Interest payments.*
- *Cash used in Investment Activities* increased due to higher *Capex*, mainly driven by higher spending on Property, plant and equipment and Other long-term assets.
- *Cash used in Financing Activities* decreased due to *Dividends paid* during May.

US$ Million	Q3 2025	Q2 2025	Q3 2024
Adjusted EBITDA	281.4	383.1	748.3
Working Capital Variation	173.5	94.1	(57.8)
Interest paid and received	(41.8)	(112.9)	(47.4)
Income tax received (paid/refunded)	(11.1)	(27.9)	(17.3)
Other cash inflows (outflows)	4.5	(21.9)	(254.8)
Cash from (used in) Operating Activities	**406.4**	**315.0**	**370.9**
Capex (*)	(896.5)	(480.3)	(244.6)
Proceeds from investment activities	3.7	2.4	(0.8)
Other inflows of cash, net	0.4	22.8	946.4
Cash from (used in) Investment Activities	**(892.3)**	**(455.1)**	**701.0**
Dividends paid	-	(114.6)	-
Other inflows of cash, net	(106.0)	(25.3)	(14.5)
Proceeds from issue of shares	-	-	-
Cash from (used in) Financing Activities – Net of Proceeds and Repayments	**(106.0)**	**(139.9)**	**(14.5)**
Effect of exchange rate changes on cash and cash equivalents	0.9	11.9	11.8
Free Cash Flow	**(590.9)**	**(268.1)**	**1,069.2**

(*) On a cash basis.

Net Debt Variation Q2 2025 – Q3 2025 (in US$ million)



Cash

Our cash position was US$990.2 million at the end of the third quarter of 2025, which translates to an 8.5% decrease, equivalent to US$92.0 million, when compared to the end of the second quarter of 2025.

Additionally, to our cash position, the Company has a Committed Revolving Credit facility (RCF) for a total amount of US$450 million due in September 2027, which as of the date of this report has not been withdrawn.


Cash by Currency
Other Currencies 13%
Mexican Peso 4%
Chilean Peso 9%
Brazilian Real 12%
U.S. Dollar 62%


Cash by Instrument
Money Market Funds 12%
Time Deposits 34%
Overnight Accounts 54%

Financial Debt

ARAUCO's total financial debt as of September 30, 2025 was US$7,849.6 million, an increase of 6.5% or US$477.9 million when compared to June 30, 2025. This is mainly due to disbursements related to the (a) A/B Loan with DFI's and (b) ECA Credit facility.

Our consolidated net financial debt increased 7.2% or US$424.6 million when compared with June 2025.



Debt by Currency

EUR (2)
4%
Other Currencies
12%
UF (1) (2)
25%
U.S.Dollar
59%

Debt by Instrument

Leasing
12%
Banks
20%
Bonds
68%

(1) UF is a Chilean monetary unit indexed to inflation.

(2) Swapped to USD

Our leverage, measured as Net Financial Debt/LTM Adjusted EBITDA was 4.83x, which compares to the 3.33x in the second quarter of 2025. This increase is mainly explained by a 9.1% or 569.9 increase in our Net Financial Debt, alongside a 24.8% decrease in LTM Adjusted EBITDA.



Net Financial Debt and Leverage (In US$ Million)

6.32x
6,485
4.87x
6,251
4.33x
6,370
2.78x
5,492
2.74x
5,525
3.06x
5,865
3.33x
6,289
6,859
4.83x
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025

As of September 2025, short term bank obligations (which include accrued interest) sum up to US$285.4 million. Bank obligations include the following maturities: US$169.0 million in bank loans and US$18.2 million in leasing. Short term bond obligations sum up to US$98.3 million. These obligations include amortizations of our bonds, and their interest payments.

Debt Amortization Profile as of September 30, 2025 (In US$ Million)



Year	Bank Loans and Leasing	Bonds
2025	187	98
2026	521	247
2027	375	540
2028	139	176
2029	230	547
2030	145	526
2031	64	28
2032	61	597
2033	36	
2034	38	
2035	39	
2036	41	
2037	43	
2037 & Thereafter	581	2,386

Third Quarter
Project Updates

Sucuriú Project Industrial - Update, Brazil

The Sucuriú Mill will have a production capacity of 3.5 million tons per year, with operations expected to begin by the end of 2027.

During the third quarter of 2025, the project reached a major milestone with the start of the mechanical erection phase. Overall progress closed September at 25.7%. Currently, around 6,000 workers are active on site, and more than 9 million work hours have been accumulated since the project's start.

Construction has advanced on the water and effluent treatment plan as well as the balance of plant (BoP). Mechanical erection works began in September, which includes pipe racks and boiler steel structures. Four main mechanical erection contractors have now been mobilized at the site. Additionally, construction also started on the turbogenerators building, cooling tower, and administrative facilities, marking the transition toward the installation phase of key industrial assets.

On the logistic side, the major procurement inquiry for railway constriction is ongoing, and the first shipment of imported boiler parts successfully docked in Brazil. In addition, the chemical plant construction started during this quarter.

It is also important to emphasize the sustainability aspects that have been part of the project from the beginning. Throughout all developmental phases, local biodiversity is continuously monitored and respected. Native flora and fauna species are identified and are considered a priority in conservation areas that are mapped. Furthermore, during construction, we will generate over 14,000 jobs, and once the mill reaches full operation, around 6,000 people will be employed across the Industrial, Forestry, and Logistics areas, driving social and economic development throughout the region. *(Click here for video)*



Chimney



Recovery Boiler

Third Quarter
Subsequent Events

Completion of US$2.2 Billion Financing for the Sucuriú Project, Chile

On August 21, 2025, Arauco announced the successful closing of US$2.2 billion financing destined to the Sucuriú project. The allocation is divided into (i) a US$1.25 billion A/B loan co-led by IDB Invest and IFC, with the participation of eight commercial banks, and (ii) a US$970 million Export Credit Facility (ECA) guaranteed by Finnvera.

The participation of multilaterals and an export credit agency enhances engagement on technical advisory on climate, social and value-chain matters. Sucuriú integrates biodiversity monitoring, clean energy generation, water stewardship, and responsible forest management. Channeling resources through a Socio-Environmental Strategic Plan that contributes to health, education, housing, conservation, all while aligning economic growth with environmental responsibility and social inclusion.

UF Hybrid / Sustainable Bond, Chile

On October 24, 2025, the Company issued a hybrid / sustainable bond in the Chilean market for a total amount of UF20 million (approximately US$844 million). This historic transaction represents the largest corporate bond ever issued in Chile. The bond was placed at a 3.97% interest rate, equivalent to a 168 basis-point spread over the reference rate and below the 4.50% registered rate, and a demanded volume of 1.75 times the issued amount, reflecting strong investor confidence in the Company.

This is Arauco's first hybrid bond. The instrument is subordinated to senior debt, allows the deferral of interest payments at the Company's discretion, and cannot be redeemed before the seventh year. Due to its structure, rating agencies classify it as 50% debt and 50% equity. The bond has a final maturity of 32 years and 3 months, reaffirming the market's long-term confidence in Arauco's financial strength and sustainability strategy.

PwC Chile Innovation Award 2025

Arauco was recognized by PwC Chile with the 2025 Innovation Award (Empresa Consolidada) for GloNi, a new hybrid eucalyptus (Eucalyptus *nitens × globulus*) combining fast growth, frost tolerance, and strong wood properties. The initiative aims to strengthen sustainable forest management and contribute to climate-change mitigation.



As CEO Cristián Infante noted, GloNi reflects Arauco's purpose by delivering a more productive, climate-resilient species and extending advanced technology to small and mid-sized forest owners through Bioforest, the company's R&D center with 35 years of impact.

UPCOMING
EVENTS



3Q 2025 RESULTS CONFERENCE CALL
Wednesday, Nov 12, 2025
10:30 Santiago and 8:30 Eastern Time (New York)

For Conference Call Visit:
https://FinancialResults3Q-2025.arauco.com/

For further information, please contact:

Marcelo Bennett
Treasurer
marcelo.bennett@arauco.com

Jose Manuel Guzmán
Investor Relations
jose.guzman@arauco.com

Gonzalo Garrido
Finance Analyst
gonzalo.garrido@arauco.com

investor_relations@arauco.cl
Phone: +56 2 2461 7438



Financial Statements

Income Statement

In US$ Million	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Revenues	1,509.5	1,524.7	1,695.2	4,565.6	4,884.5
Cost of sales	(1,160.0)	(1,091.1)	(1,192.2)	(3,355.9)	(3,404.8)
Gross profit	**349.5**	**433.6**	**503.0**	**1,209.7**	**1,479.7**
Other income	121.9	58.2	339.5	210.0	405.7
Distribution costs	(166.2)	(169.5)	(182.0)	(508.8)	(516.8)
Administrative expenses	(140.0)	(146.9)	(143.9)	(425.0)	(429.1)
Other expenses	(29.8)	(26.7)	(53.7)	(105.6)	(137.6)
Financial income	16.6	13.8	14.2	45.4	52.8
Financial costs	(103.4)	(96.5)	(99.8)	(298.3)	(306.0)
Share of profit (loss) of associates and joint ventures accounted for using equity method	(0.2)	1.9	(6.0)	(6.1)	(15.9)
Exchange rate differences	(16.3)	(35.6)	(4.5)	(90.7)	(17.8)
Income before income tax	**32.0**	**32.2**	**366.8**	**30.6**	**515.0**
Income tax	(32.3)	(15.8)	(136.2)	(40.8)	(143.5)
Net income	**(0.2)**	**16.4**	**230.6**	**(10.3)**	**371.5**
Profit attributable to parent company	(0.0)	16.5	230.8	(10.0)	371.7
Profit attributable to non-parent company	(0.2)	(0.0)	(0.2)	(0.3)	(0.2)

Balance Sheet

In US$ Million	Q3 2025	Q2 2025	Q3 2024
Cash and cash equivalents	990.2	1,082.2	842.8
Other financial current assets	297.2	211.5	4.9
Other current non-financial assets	242.1	276.3	280.2
Trade and other receivables-net	764.9	835.7	956.0
Related party receivables	1.4	1.2	9.8
Inventories	1,538.9	1,593.4	1,555.9
Biological assets, current	314.5	310.3	377.8
Tax assets	65.6	73.8	64.8
Non-Current Assets classified as held for sale	7.0	6.7	3.8
Total Current Assets	**4,221.8**	**4,391.1**	**4,096.0**
Other non-current financial assets	262.4	271.6	49.9
Other non-current and non-financial assets	584.3	205.3	87.7
Non-current receivables	84.5	117.2	71.5
Investments accounted through equity method	448.8	443.6	429.7
Intangible assets	53.8	55.0	57.3
Goodwill	53.0	52.8	53.4
Property, plant and equipment	11,232.9	10,824.4	10,119.2
Biological assets, non-current	2,907.0	2,784.0	2,597.4
Deferred tax assets	83.1	80.2	65.7
Total Non-Current Assets	**15,709.6**	**14,834.1**	**13,531.8**
TOTAL ASSETS	**19,931.5**	**19,225.2**	**17,627.9**
Other financial liabilities, current	574.7	520.3	399.2
Trade and other payables	765.7	719.9	720.4
Related party payables	15.5	12.8	7.9
Other provisions, current	2.9	2.1	2.2
Tax liabilities	26.6	24.2	28.6
Current provision for employee benefits	6.8	6.9	7.2
Other non-financial liabilities, current	59.9	68.2	243.2
Non-Current Assets classified as held for sale	0.0	0.0	0.0
Total Current Liabilities	**1,452.0**	**1,354.5**	**1,408.6**
Other non-current financial liabilities	7,481.3	6,956.8	6,028.9
Trade and Other payables non-current	79.4	102.6	67.7
Other provisions, non-current	32.9	32.9	33.9
Deferred tax liabilities	1,568.4	1,543.4	1,465.3
Non-current provision for employee benefits	79.6	81.1	83.3
Other non-financial liabilities, non-current	35.8	37.2	46.9
Total Non-Current Liabilities	**9,277.4**	**8,754.0**	**7,726.1**
Non-parent participation	5.9	6.2	6.5
Net equity attributable to parent company	**9,196.1**	**9,110.6**	**8,486.7**
TOTAL LIABILITIES AND EQUITY	**19,931.5**	**19,225.2**	**17,627.9**

Cash Flow Statement

US$ Million	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Receipts from sales of goods and rendering of services	1,627.5	1,794.2	1,927.2	5,041.5	5,178.4
Other cash receipts (payments)	143.6	90.6	115.4	378.1	442.3
Payments of suppliers and personnel (less)	(1,321.3)	(1,439.6)	(1,614.2)	(4,206.7)	(4,418.3)
Interest paid and received	(41.8)	(112.9)	(47.4)	(192.6)	(189.2)
Income tax paid	(11.1)	(27.9)	(17.3)	(56.2)	(37.1)
Other (outflows) inflows of cash, net	(1.1)	1.7	1.0	0.8	1.9
Net Cash Provided by (Used in) Operating Activities	**406.4**	**315.0**	**370.9**	**992.0**	**994.8**
Capital Expenditures	(896.5)	(480.3)	(244.6)	(1,782.4)	(782.5)
Other investment cash flows	4.1	25.2	945.6	36.2	897.3
Net Cash Provided by (Used in) Investing Activities	**(892.3)**	**(455.1)**	**701.0**	**(1,746.2)**	**114.8**
Proceeds from borrowings	840.6	501.5	139.1	1,355.7	1,111.9
Repayments of borrowings	(341.7)	(84.4)	(1,226.6)	(448.6)	(1,895.1)
Dividends paid	0.0	(114.6)	0.0	(114.6)	(0.2)
Other inflows of cash, net	(106.0)	(25.3)	(14.5)	(146.5)	(42.7)
Proceeds from Issue of Shares	0.0	0.0	0.0	0.0	0.5
Net Cash Provided by (Used in) Financing Activities	**392.9**	**277.3**	**(1,102.0)**	**646.0**	**(825.6)**
Total Cash Inflow (Outflow) of the Period	**(93.0)**	**137.2**	**(30.1)**	**(108.3)**	**284.0**
Effect of exchange rate changes on cash and cash equivalents	0.9	11.9	11.8	26.9	(11.1)
Cash and Cash equivalents at beginning of the period	1,082.2	933.1	861.1	1,071.6	570.0
Cash and Cash Equivalents at end of the Period	**990.2**	**1,082.2**	**842.8**	**990.2**	**842.8**